                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                                For June 15, 2006
                         Commission File Number 0-50822
                                                -------

                       NORTHWESTERN MINERAL VENTURES INC.
                 (Translation of Registrant's name into English)

         36 Toronto Street, Suite 1000, Toronto, Ontario M5C 2C5 Canada
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                       Form 20-F  X              Form 40-F
                                -----                     -----

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                                    ----------

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

                       Yes                       No  X
                          -----                    -----

This Form 6-K consists of:

"Northwestern Mineral Ventures Inc. (TSX-V: NWT; OTCBB: NWTMF) is pleased to announce the completion of its comprehensive fixed-wing airborne geophysical survey in Niger, which covered the company's In Gall and Irhazer uranium concessions. Initial results from the In Gall fly-over, which was completed first, have identified several near-surface targets with significant uranium mineralization potential.

"We are very excited by the early findings of our airborne survey over In Gall and we are confident that the results from the second concession, Irhazer, will also reveal strong uranium targets that will warrant further exploration and drilling," said Marek Kreczmer, President and CEO of Northwestern Mineral
Ventures. "In the coming months, we anticipate the mobilization of a ground crew to conduct surface geophysical testing, which is expected to include mapping, trenching and soil sampling, among other activities."

Northwestern expects the aircraft to be recalibrated based on the initial results and a second airborne survey to further delineate areas with strong uranium potential is expected to commence in the summer. The radiometric and magnetometric airborne survey conducted in May covered nearly 12,000 line kilometers over each Niger concession, for a total of 24,000 line kilometers.

In Gall and Irhazer cover 988,000 acres (4,000 square kilometers) of highly prospective land within the same stratigraphy as two operating uranium mines that together provide almost 10% of worldwide production. Niger currently ranks as one of the world's top producers of uranium."

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          Northwestern Mineral Ventures Inc.

                                          By: /s/ Marek Kreczmer
                                          ----------------------
                                              Marek Kreczmer
                                              President and CEO

Date: June 15, 2006